Filed by PEDEVCO Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: SandRidge Permian Trust
Commission File No. 001-35274

PEDEVCO Corp.
575 N. Dairy Ashford, Energy Center II, Suite 210
Houston, Texas 77079
T: (713) 221-1768

PEDEVCO ANNOUNCES TERMINATION OF EXCHANGE OFFER

HOUSTON, TX, November 17, 2020 — PEDEVCO Corp. (NYSE American: PED) (“PEDEVCO”) today announced that it has terminated its previously announced offer to exchange each issued and outstanding common unit of beneficial interest (the “Trust Common Units”) of SandRidge Permian Trust (OTC Pink Sheets: PERS) (the “Trust”) for 4/10ths of one share of PEDEVCO common stock.

PEDEVCO has been evaluating, and requesting transparency with respect to, the transaction between Avalon Energy, LLC (“Avalon”) and Montare Resources I, LLC (“Montare”) since it was first announced on October 14, 2020, pursuant to which Avalon sold assets to Montare unburdened by the Trust’s royalty interests (the “Avalon Asset Sale”). As first announced, the Trust indicated it would receive approximately $4.9 million for the royalty interests to be released, and that the fair value of the royalty interests to be released represented approximately 31.8% of the total fair value of the royalty interests owned by the Trust immediately prior to the Avalon Asset Sale.

On November 13, 2020, at approximately 4:15 P.M. Central Time, the Trust filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “Trust 10-Q”), and provided further details regarding the Avalon Asset Sale. The transaction between Avalon and Montare resulted in the sale of 1,249 wells unburdened by the royalty interests, leaving the Trust with royalty interests on only 65 wells (although these are stated to be the most valuable wells). Furthermore, the wells sold to Montare free from the royalty interests represented approximately 76% of the production attributable to the royalty interests.

Following the additional information regarding the Avalon Asset Sale, PEDEVCO no longer sees value in the royalty interests held by the Trust, or the Trust, under the terms of the offer. As reported by the Trust in the Trust 10-Q, the primary factors affecting the Trust’s revenues and costs (and therefore its value in PEDEVCO’s view) are the quantity of production from the Trust’s wells, the prices received for such production and post-production costs (primarily transportation).

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First, the Avalon Asset Sale severely reduces future production attributable to the royalty interests compared to what existed when PEDEVCO commenced its exchange offer. Production for the three and nine months ended September 30, 2020 was 1,000 and 1,100 barrels of oil equivalent per day, respectively, as reported in the Trust 10-Q. Production for the year ended December 31, 2019 was 1,400 barrels of oil equivalent per day as reported in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2019. Applying a 76% reduction, and based on the production for the three months ended September 30, 2020, production would only be approximately 240 barrels of oil equivalent per day in future periods.

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Second, the sale of substantially all of the wells unburdened by the royalty interest means that any future development of those wells would not benefit holders of Trust Common Units, or the royalty interests. When PEDEVCO commenced the offer, there were 1,249 additional wells subject to the royalty interests. The value of the Trust and royalty interests could have potentially been enhanced by working with Avalon or the underlying operator to increase production attributable to those wells, which is no longer the case.

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Third, PEDEVCO continues to question the fair value assigned to the royalty interests that were released, and believes it is low. Pursuant to the conveyances, the royalty interests are non-operating, non-expense bearing overriding royalty interests free of all cost, risk and expense of production, operations and marketing. Accordingly, the dollar value of production distributed to the Trust pursuant to the royalty interests has historically only been offset by post-production expenses, production taxes, franchise taxes, trust administrative expenses and withholding for cash reserves, prior to its distribution to holders of Trust Common Units. It is unclear to PEDEVCO how the Avalon Asset Sale would only result in the sale of 31.8% fair value when it reflects 76% of production. Rather, PEDEVCO believes the value of the royalty interests released would be a percentage closer to the production released, but Avalon has continually failed to provide information on how it calculated fair value.

Accordingly, PEDEVCO believes the Trust has been materially and adversely stripped of significant value for which it has not been fairly compensated and PEDEVCO has elected to withdraw its offer. The exchange offer was previously scheduled to expire on November 30, 2020. PEDEVCO has instructed the exchange agent for the exchange offer to promptly return all Trust Common Units to unitholders.

 About PEDEVCO Corp.

PEDEVCO Corp. (NYSE American: PED) is a publicly-traded energy company engaged in the acquisition and development of strategic, high growth energy projects in the United States. PEDEVCO’s principal assets are its San Andres Asset located in the Northwest Shelf of the Permian Basin in eastern New Mexico, and its Denver-Julesberg (“D-J”) Basin Asset located in the D-J Basin in Weld and Morgan Counties, Colorado. PEDEVCO is headquartered in Houston, Texas. More information about PEDEVCO can be found at www.pedevco.com.

Cautionary Note Regarding Forward-Looking Statements

All statements in this press release that are not based on historical fact are “forward looking statements.” The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include the ultimate outcome of the offer and the Second-Step Merger; the failure of the holders of Trust Common Units, if required, to approve the terms of any transaction; the dissolution and/or termination of the Trust prior to any future transaction being completed; uncertainties as to whether the Trustee will cooperate with PEDEVCO regarding the proposed transaction; PEDEVCO’s ability to consummate the proposed transaction with the Trust; the conditions to the completion of the proposed transaction, including PEDEVCO’s ability to obtain shareholder approval and/or being able to obtain effectiveness of any registration statement required to be filed to register PEDEVCO Common Stock issuable in such transaction, on a timely basis, if at all; the possibility that PEDEVCO may be unable to achieve the expected benefits of acquiring the Trust within the expected time-frames or at all; that the integration of the Trust into PEDEVCO may be more difficult, time-consuming or costly than expected; that PEDEVCO’s costs and business disruption may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; proved oil, natural gas and NGL reserves associated with the underlying properties; the Trust’s or Avalon’s future financial position, business strategy, project costs and plans and objectives for future operations; and the effect of COVID-19 on the U.S. and global economy, the effect of U.S. and global efforts to reduce the spread of the virus, including ‘stay-at-home’ and other orders, and the resulting effect of such pandemic and governmental responses thereto on the market for oil and gas and the U.S. and global economy in general. Additional risks that may affect PEDEVCO and the Trust’s operations are set forth in the “Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the offer to exchange, and in each of PEDEVCO’s and the Trust’s 2019 Annual Report on Form 10-K, as well as in their respective Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Both PEDEVCO and the Trust operate in a highly competitive and rapidly changing environment, thus new or unforeseen risks may arise. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and PEDEVCO assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. Readers are also urged to carefully review and consider the other various disclosures in each of PEDEVCO’s and the Trust’s public filings with the SEC.

 Additional Information

This communication relates to a proposal that PEDEVCO has made for a business combination transaction with the Trust and the exchange offer which PEDEVCO, through SRPT Acquisition, LLC, its wholly owned subsidiary, has made to holders of Trust Common Units. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of transmittal and other related offer documents) and a registration statement on Form S-4 filed by PEDEVCO on October 13, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, PEDEVCO (and, if applicable, the Trust) may file one or more proxy statements, information statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document PEDEVCO and/or the Trust may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. INVESTORS AND SECURITY HOLDERS OF PEDEVCO AND THE TRUST ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO EXCHANGE, THE LETTER OF TRANSMITTAL AND OTHER RELATED OFFER DOCUMENTS) FILED BY PEDEVCO WITH THE SEC ON OCTOBER 13, 2020, THE REGISTRATION STATEMENT ON FORM S-4 FILED BY PEDEVCO WITH THE SEC ON OCTOBER 13, 2020, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statements(s) or prospectus(es) (if and when available) will be mailed to shareholders of PEDEVCO and/or the Trust, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by PEDEVCO through the web site maintained by the SEC at www.sec.gov, and by visiting PEDEVCO’s investor relations site at www.pedevco.com under the tab “Investors” and then under the tab “SEC Filings.”

This communication shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. You can find information about PEDEVCO’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2019 filed by PEDEVCO with the SEC on March 30, 2020, in PEDEVCO’s proxy statement filed by PEDEVCO with the SEC on July 10, 2020, and in PEDEVCO’s registration statement on Form S-4 filed by PEDEVCO with the SEC on October 13, 2020.

PEDEVCO Corp., (713) 221-1768